JARDEN CORPORATION

555 Theodore Fremd Avenue

Rye, New York 10580

(914) 967-9400

January 11, 2006

VIA EDGAR and Facsimile (202) 772-9204

Securities and Exchange Commission

10001 F Street, NE

Washington, D.C. 20549

Re:	Jarden Corporation (the “Company”), a Delaware corporation
Registration Statement on Form S-3, filed on November 10, 2005
Registration No. 333-129636

Ladies and Gentlemen:

Pursuant to the applicable rules under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby respectfully request that the effective date of the above-captioned Registration Statement be accelerated to 4:00 P.M. on January 12, 2006 or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the issuance of Common Stock covered by the Registration Statement.

The Company hereby acknowledges the following:

•	should the Securities Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ DESIREE DESTEFANO
Desiree DeStefano Executive Vice President of Finance and Treasurer